UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	23Wall Trust

Address of Principal Business Office (no. & Street, City, State, Zip Code):	270 Park Avenue, New York, NY 10017

Telephone Number (including area code):	(212) 270-6000

Name and address of agent for service of process:	The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 New Castle County

With copies of Notices and Communications to:	Peter C. Gyr Abby L. Ingber J.P. Morgan Private Investments Inc. 270 Park Avenue New York, New York, 10017

Nora M. Jordan Gregory S. Rowland Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York, 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒    NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the undersigned trustees of the registrant have caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 19th day of January, 2018.

23Wall Trust
(REGISTRANT)

By:
/s/ Mary Savino
Mary Savino, Trustee

Attest:

/s/ Abby Ingber

Abby Ingber